UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Dermira, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

24983L104

(CUSIP Number)

October 3, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24983L104
1.	Names of Reporting Persons UCB S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only

4.	Citizenship or Place of Organization Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,841,234 shares at the time of Dermira, Inc’s initial public offering 1,841,234 shares as of December 31, 2014 1,841,234 shares as of December 31, 2015
	6.	Shared Voting Power 0 shares at the time of Dermira, Inc’s initial public offering 0 shares as of December 31, 2014 0 shares as of December 31, 2015
	7.	Sole Dispositive Power 1,841,234 shares at the time of Dermira, Inc’s initial public offering 1,841,234 shares as of December 31, 2014 1,841,234 shares as of December 31, 2015
	8.	Shared Dispositive Power 0 shares at the time of Dermira, Inc’s initial public offering 0 shares as of December 31, 2014 0 shares as of December 31, 2015

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,841,234 shares at the time of Dermira, Inc’s initial public offering

1,841,234 shares as of December 31, 2014

1,841,234 shares as of December 31, 2015

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.5% at the time of Dermira, Inc’s initial public offering 7.5% as of December 31, 2014 6.1% as of December 31, 2015

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Dermira, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2055 Woodside Road Redwood City, California 94061

Item 2.
	(a)	Name of Person Filing See response to 2(c)
	(b)	Address of Principal Business Office or, if none, Residence See response to 2(c)
	(c)	Citizenship This statement is filed on behalf of: UCB S.A. c/o UCB Inc. 1950 Lake Park Drive Smyrna, Georgia 30080 Citizenship: Belgium

	(d)	Title of Class of Securities Common Stock, par value $0.001 per share

	(e)	CUSIP Number 24983L104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,841,234 shares at the time of Dermira, Inc’s initial public offering 1,841,234 shares as of December 31, 2014 1,841,234 shares as of December 31, 2015

(b)

Percent of class:

7.5% at the time of Dermira Inc’s initial public offering. The percentage stated herein is based on 16,338,220 shares of the issuer’s common stock outstanding as of September 1, 2014 and assumes the conversion of all outstanding shares of preferred stock into an aggregate of 15,430,706 shares upon completion of the initial public offering, as reported in the issuer’s final prospectus on Form 424B4 filed on October 2, 2014.

7.5% as of December 31, 2014. The percentage stated herein is based on 24,628,670 shares of the issuer’s common stock outstanding as of December 31, 2014, as reported in the issuer’s Form 10-K filed on March 25, 2015.

6.1% as of December 31, 2015. The percentage stated herein is based on 29,972,845 shares of the issuer’s common stock outstanding as of December 31, 2015, as reported in the issuer’s Form 10-K filed on March 4, 2016.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 1,841,234 shares at the time of Dermira, Inc’s initial public offering 1,841,234 shares as of December 31, 2014 1,841,234 shares as of December 31, 2015

	(ii)	Shared power to vote or to direct the vote: 0 shares at the time of Dermira, Inc’s initial public offering 0 shares as of December 31, 2014 0 shares as of December 31, 2015

(iii)

Sole power to dispose or to direct the disposition of:

1,841,234 shares at the time of Dermira, Inc’s initial public offering

1,841,234 shares as of December 31, 2014

1,841,234 shares as of December 31, 2015

	(iv)	Shared power to dispose or to direct the disposition of: 0 shares at the time of Dermira, Inc’s initial public offering 0 shares as of December 31, 2014 0 shares as of December 31, 2015

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below, each of the undersigned certifies that, to the best of each such signatory’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 21, 2016

UCB S.A.

/s/ Jean-Christophe Tellier
Signature

Jean-Christophe Tellier, CEO
Name/Title

/s/ Detlef Thielgen
Signature

Detlef Thielgen, CFO
Name/Title

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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